UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-37381

MEDIGUS LTD.

(Translation of registrant’s name into English)

3 HaNechoshet Street, Building B, 6971068, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Medigus Ltd. (the “Company”), hereby announces that on August 23, 2022, the Company entered into an agreement with A. I. Research and Development of Artificial Intelligence Ltd., (“AI Research”) for the assignment of a convertible loan in the amount of NIS 3,000,000 (the “Convertible Loan”), which AI Research made to AI Conversation Systems Ltd. (TASE: AICS) (“AI Conversation Systems”) pursuant to a convertible loan agreement dated September 21, 2021 (the “CLA”). In accordance with the terms of the CLA, the Convertible Loan shall be repaid in full (including 18% annual interest) in March 2023, or, if so determined by AI Conversation Systems, be converted into ordinary shares of AI Conversation Systems at a valuation of NIS 4,750,000.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-238162 and No. 333-237774) and Form S-8 (File No. 333-206803, No. 333-221019, and No. 333-229429).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: August 25, 2022	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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